MASLON LLP

3300 Wells Fargo Center, 90 South Seventh Street

Minneapolis, MN 55402-4140

P 612-672-8200

F 612-672-8397

www.maslon.com

Alan M. Gilbert Direct Dial: (612) 672-8381 Direct Fax: (612) 642-8381 alan.gilbert@maslon.com

February 18, 2015

SUBMITTED VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	El Capitan Precious Metals, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2014
Filed December 29, 2014
Form 8-K Filed January 14, 2015
File Number 333-56262

Dear Ms. Jenkins:

This letter will respond on behalf of the Company to your comment letter dated January 29, 2015 (the “Comment Letter”) with respect to the above referenced documents filed by the Company (the “Form 10-K”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter. Contemporaneously with the submission of this letter, the Company is filing an Amendment No. 1 to the Form 10-K with the Commission (the “Amendment”).

Form 10-K for the Fiscal Year Ended September 30, 2014

Business, page 5

1.	Under SEC Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve. Your use of the term ore in this section and elsewhere implies economic extraction without demonstrating the process and associated economics. Please remove the terms ore, ore grade, ore body from your filing.

References to the terms ore, ore grade, ore body have been removed from the Amendment. Specifically, the Amendment refers to “mineralized material” and highlights, on page 9, that use of such term in the Amendment “does not indicate ‘reserves’ by SEC standards. We cannot be certain that any part of the El Capitan Property will ever be confirmed or converted into SEC Industry Guide 7 compliant ‘reserves.’ Investors are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.”

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

February 18, 2015

Transitioning from an Exploration to an Operating Company, page 6 and 23

2.	Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by the Guide 7(a) (1), your company may only be in the exploration stage, as defined by Guide 7(a) (4) (i). As such, the SEC’s Industry Guide 7 specifically requires that your filing describe your business activities as exploration state activities until your company has reserves as defined in the Industry Guide 7.
•	Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. Please clearly state that your company is currently engaged in mineral exploration activities and that you are in the exploration state.
•	Please remove all references in your filing of the terms development, production, or mining operations, or any term that may imply mineral production, such as operations.
•	In particular, substitute the term mineral exploration for mining operations.

There may be further comments concerning these points, pending your response.

The disclosure in the Amendment has been revised in order to clarify that the actual stage of the Company continues to be in the exploration stage. Specifically, disclosure under the caption “Cautionary Note Regarding Exploration Stage Status” has been inserted on page 5 of the Amendment for this purpose. The Amendment states clearly, in the first paragraph under the caption “Business Operations” on page 10, that the Company is “considered an exploration stage company and [has] not established any ‘reserves’ with respect to [its] exploration projects, and will remain an exploration stage company until the Company has reserves as defined in SEC Industry Guide 7. The Company may never meet the reserve requirements or enter into development with respect to any of [its] properties.”

In addition, the Amendment removes all references in the filing to the terms “development,” “production,” or “mining operations,” except in contexts that do not imply that in the Company is conducting mineral production. The Amendment substitutes the term “mineral exploration” for “mining operations” where appropriate.

3.	We note your disclosure of a gold equivalent grade in this section and elsewhere in your filing. Please amend your filing and disclose the other associated commodities or products, the method you used to calculate this equivalent value, and the associated parameters used to prepare this estimated economic value. This may include your assumed operating costs, metal prices, and metallurgical recoveries.

The Form 10-K has been amended, pursuant to the Amendment, in order to disclose the method the Company used to calculate the gold equivalent values throughout the filing, including the associated commodities and parameters used to prepare the estimates economic values. See, specifically, the disclosures set forth on pages 9, 10, 25, 26, 27 and 28 of the Amendment.

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

February 18, 2015

Description of Interests, page 18

4.	Please modify your filing and disclose the following information for each of your properties:
•	The nature of your ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.
•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

The disclosures in the Amendment under the captions “Description of Interests” and “Mineral Title,” on pages 21 and 22, respectively, have been modified to comply in all material respects with the Staff’s requests. Specifically, and among other disclosures, the Amendment discloses that:

•	The nature of your ownership or interest in the property.

The Company’s interests as of September 30, 2014 consist of four patented and 188 Bureau of Land Management (BLM) lode claims.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

There are no underlying Company agreements or royalties with respect to the Company’s claims.

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

February 18, 2015

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

The Company completed its acquisition of the four patented lode claims in January 2006, and acquired its interests in the BLM lode claims during the period from 2005 through 2011 and has since maintained the Company’s interest in these BLM claims by completing the required annual filings on these claims with the BLM.

•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

All of the Company’s claims are lode claims, and the BLM claims are Federal unpatented mining claims for locatable minerals and are located on public land and held pursuant to the General Mining Law of 1872, as amended.

•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

The patented claims were patented in 1911 and are identified as Mineral Survey Number 1440, 1441, 1442 and 1443, and the claims are bounded by the Lincoln National Forest in Lincoln County, New Mexico. The BLM claims are identified claims to property surrounding the patented claimed site and as being held in the names of the Company’s wholly-owned subsidiaries, El Capitan, Ltd. and ECPN Technologies, Inc.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Maintenance of the patented claims require payment of annual property taxes to Lincoln County, New Mexico; maintenance of the BLM claims requires payments of annual assessment fee to the BLM and the recording of the payment of rental fees with Lincoln County.

•	The area of your claims, either in hectares or in acres.

The patented claims cover approximately 77.5 acres and the BLM claims cover approximately 3,760 acres.

5.	We note that Randy Brolin and GL Environmental Inc. appear to co-own many of your mining claims. Please amend your filing and disclose their relationship to your company.

Neither Randy Bouldin[1] nor GL Environmental, Inc. have a co-interest in any of the Company’s mining claims.

Mr. Bouldin has served, and continues to serve, as a sub-contractor of Company and as a representative for the Company in the State of New Mexico. On August 31, 2007, Mr. Bouldin signed a quitclaim deed conveying his interests in Smokey Claim Nos. 44 through 53 to El Capitan, Ltd. Since that date, all annual assessment renewals filed with the Bureau of Land Management (BLM) for these claims have been made in the name of El Capitan, Ltd.

[1]    The Company assumes that the reference in the Comment Letter to Randy Brolin was meant to refer to Randy Bouldin.

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

February 18, 2015

GL Environmental, Inc. is a consulting firm that the Company utilized in 2006, 2007 and 2008. On July 2, 2008, GL Environmental, Inc. filed as the claimant on two BLM claims, Smokey Claim Nos. 393 and 394, that the Company’s prior management inadvertently neglected to include in the Company’s filings for the 2008 and 2009 assessment years. The Company subsequently requested that GL Environmental, Inc. sign a quitclaim deed conveying interests in these claims. For the 2010 assessment year filing, GL Environmental, Inc. did not file on the aforementioned two claims. The Company included these two BLM claims in their BLM filings for the assessment year 2010 and all assessment years thereafter. All annual renewals filed with the BLM for assessment years 2010 and thereafter on these claims have named El Capitan, Ltd. as the claimant and El Capitan, Ltd. has the sole interest in these claims.

Previous Operations, page 19

6.	We note you disclose previous mining activities on your mineral properties. Please modify your filing and elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Disclosure in the Amendment under the caption “Previous Operations,” commencing on page 23, has been modified to state that there were no significant surface disturbances or contamination issues found on the site or underground water as a result of previous mining activities, and that no remediation has been required.

7.	Please amend your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:
•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities, such as the AuraSource equipment and related support facilities.
•	The current state of exploration of the property.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

February 18, 2015

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Disclosure in the Amendment under the caption “Previous Operations,” commencing on page 23, has been amended to disclose the information required under paragraph (b) of Industry Guide 7 for the El Capitan Property, which is the Company’s only material property.

Exploration and Development, page 21 and 22

8.	In this section you use the terms measured, indicated, and/or inferred resources and measured reserves based upon the Canadian National Instrument 43-101. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please modify your filing to remove references to resources or provide the basis for preparing the mineral estimates in your Form 10-K in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States.

The disclosures in the Amendment, including specifically those set forth on page 25, have been modified to remove references to measured, indicated, and/or inferred resources and measured reserves based upon the Canadian National Instrument 43-101.

9.	Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Disclosure in the Amendment under the caption “Exploration – Historical,” commencing on page 23, has been revised to provide a brief description of the Company’s sample collection, sample preparation, and the analytical procedures used to develop its analytical results. In addition, the disclosure clarifies that the Company has not developed its own quality assurance/quality control protocols; rather the Company’s exploration programs have utilized “Chain-of-Custody” procedures developed by its outside quality control person.

Current Developments in Fiscal Year 2014, page 23

10.	We note in 2014 you reached an agreement with Logistica US Terminals LLC and Glencore Xstrata for delivery of your concentrates and iron ore. Please file these agreements with your amended filing or explain why these agreements are not required to be filed under Item 601 of Regulation S-K.

The Company entered into a Master Services Agreement dated February 28, 2014 with Logistica U.S. Terminals, LLC, including an Iron Ore Processing Agreement attached as Appendix A thereto. Such agreement was filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 14, 2014 and was incorporated into the Form 10-K by reference to such filing. Please refer to Exhibit 10.7 in the Exhibit Index on page 66 of the Form 10-K, and on page 70 of the Amendment.

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

February 18, 2015

The Company entered into an Agreement dated March 10, 2014 with Glencore AG. Such agreement was filed as Exhibit 10.1 to Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q filed on July 22, 2014 and was incorporated into the Form 10-K by reference to such filing. Please refer to Exhibit 10.6 in the Exhibit Index on page 66 of the Form 10-K, and on page 70 of the Amendment.

Form 8-K filed January 14, 2015

Exhibit 99

11.	We note that you plan to mine 350,000 to 400,000 metric tons in Fiscal 2015, yielding gross revenues from the sales of these precious metals concentrates of $22–26 million. You also expect such revenues to yield $4.5–5.3 million of pre-tax profit for fiscal 2015 booked on an accrual basis in accordance with GAAP with a cumulative positive pre-tax profit expected in the quarter ending June 30. Please provide us with the basis for these projections in accordance with Item 10(b) of Regulation S-K. As part of your response, please explain in detail the basis or rationale for any assumptions that were used to arrive at your fiscal 2015 revenue estimates from sales of precious metals and the related expenses and pre-tax profits that you expect to generate for fiscal 2015 as a result of these revenue-generating activities.

The projections included in the Company’s press release filed as Exhibit 99.1 to the subject Form 8-K were prepared using management’s good faith assessment of expectations for its near-term schedule of metric tons mined, revenue, gross profit and pre-tax net profit for fiscal 2015.

•	The projection for mining of 350,000 – 400,000 metric tons is based on a ramp up in monthly production from 12,000 metric tons in February 2015 to 77,000 metric tons in September 2015. Management believes that this projection is reasonable based on the ability of the Company’s processing equipment to process 400 metric tons of material per hour.
•	The gross revenue estimate is based on an assumed gross purchase price of $220 per metric ton of mineralized concentrates and gross profit per ton equal to approximately $63.00 – 65.00 U.S. Dollars, which management believes to be reasonable based on existing agreements in place with each of a contract miner and the purchaser of the concentrated material.

•	Pre-tax net profit of $4.5 – 5.3 million for fiscal 2015 (revenues booked on an accrual basis based on U.S Generally Accepted Accounting Principles), was calculated taking into account estimates for cost-of-goods-sold and all of the Company’s additional projected operating and administrative expenses.

For purposes of projecting pre-tax net profit, costs-of-goods-sold was calculated utilizing all related production and transportation costs and amounts due to third-parties for production related services, which are contractually-based. Administrative costs, which the Company believes to be substantially fixed for the time period in question, were expensed monthly mainly on a straight line basis.  Other than cost-of-goods-sold related to the mineral exploration and sale of mineralized concentrates, management believes that all material Company administrative expenses are fixed and, therefore, there is a reasonable basis for the projections thereof.

Tia L. Jenkins

Senior Assistant Chief Accountant

U. S. Securities and Exchange Commission

February 18, 2015

In connection with this response, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned by telephone at (612) 672-8381, by facsimile at (612) 642-8381, or by email at alan.gilbert@maslon.com; or to John F. Stapleton, the Company’s Chief Financial Officer, by telephone at (612) 720-9000, or by email at jstapleton@mriinc.com.

Regards,

/s/ Alan M. Gilbert
Alan M. Gilbert, Esq.

cc: (via email):	Charles C. Mottley
John F. Stapleton
Stephen J. Antol
William M. Mower